
January 30, 2013

Via E-mail
Darrell C. Sherman, Esq.
Vice President and General Counsel
Taylor Morrison Home Corporation
4900 N. Scottsdale Road, Suite 2000
Scottsdale, AZ 85251

> **Re:** **Taylor Morrison Home Corporation**
> **Amended Registration Statement on Form S-1**
> **Filed January 15, 2013**
> **File No. 333-185269**

Dear Mr. Sherman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please see comment nine in our letter dated December 31, 2012. Please include greater disclosure of the debt service obligations on your $834.1 million of outstanding debt to balance your repeated statements about your "strong balance sheet" and your "significant liquidity for growth." We note that you mention the total amount of this debt only three times in your prospectus, and that the two new references to this debt de-emphasize the magnitude of the debt service obligations.

2. Please refer to the draft legal opinion you provided with your responsive amendment. On page three, please explain the meaning of the phrase, "[w]e have also relied upon the factual matters contained in the representations and warranties of the Company made in the Documents."

Prospectus Summary, page 1

3. Please enhance the disclosure relating to "decision makers," which you refer to on pages five and 121.

4. Refer to comment 14 in our letter dated December 31, 2012, which asks that you balance the extensive description of your competitive strengths in your Prospectus Summary with equally prominent disclosure of the challenges you face and their potential ramifications. In this amendment, we note that you have stated on pages five and eight that a downturn in the housing market has occurred, and that you have increased the list of bullet points on page 14. Further revise your disclosure to provide enhanced discussion of your challenges since the addition of a generic statement regarding a downturn in the housing market is not responsive to our prior comment.

Risk Factors, page 23

5. Please see comment 19 in our letter dated December 31, 2012. While we note your changes under the subheading "[u]tility and resource shortages or rate fluctuations could have an adverse effect on our operations" on page 38, you do not address which markets you refer to, or the portion of your inventory that may be affected by future utility and resource shortages. In this regard, we note that Florida and the greater Toronto area do not appear to have experienced utility or resource shortages.

Capitalization, page 54

6. Please revise your table so that you have included line items for all the different types of debt that sum to your total debt of $834 million. It appears that none of the individual line items (other than total debt) include the $35.9 million of TMHF debt.

Unaudited Pro Forma Consolidated Financial Information, page 57

7. We note your responses to comments 16 and 23 in our letter dated December 31, 2012 and await the revisions you described in a later pre-effective amendment.

8. You indicate that the unaudited pro forma consolidated financial information does not give effect to the acquisition of the assets of Darling or the incurrence of $50 million of additional indebtedness under the revolving credit facility because you are not required to do so under Rule 11-01 of Regulation S-X. Please tell us how you determined that you are not required to give effect to the Darling acquisition or the additional $50 million of indebtedness in your pro forma financial information. If you believe you are not required to provide pro forma financial information for the Darling acquisition because the acquisition is not significant, please provide us with your significance tests for Darling pursuant to Rule 11-1(b)(1) of Regulation S-X.

9. We note your response to comment 22 in our letter dated December 31, 2012. It still remains unclear how you arrived at certain adjustments included in your pro forma financial information. For example, based on your description of note (a), it appears that you have combined multiple adjustments into a single pro forma adjustment. Furthermore, it is unclear why there are two adjustments marked with (a) on your pro forma consolidated statement of operations for the year ended December 31, 2011, how each of these adjustments were calculated, and why they are reflected on different line items. As previously requested, please separately quantify each adjustment and ensure that your pro forma footnotes show precisely how you arrived at each adjustment amount with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts.

10. We note your response to comment 24 in our letter dated December 31, 2012. You indicate that the management fees were paid in connection with services that you expect to provide internally following the consummation of the proposed initial public offering. It appears that you have based this adjustment on your expectation to incur less cost rather than reliable documented evidence. Furthermore, your expectation to incur fewer costs appears to be hypothetical and too uncertain. Please either tell us how you determined that this adjustment is both factually supportable and based upon reliable, documented evidence or revise your pro forma consolidated statement of operations to remove this portion of the adjustment.

11. We note your response to comment 25 in our letter dated December 31, 2012. Based upon your response and your description of adjustment (f), it appears that you intend to combine multiple items into one net pro forma adjustment. In the interest of transparency, please separately quantify each adjustment and ensure that your pro forma footnotes show precisely how you arrived at each adjustment amount with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts.

Management's Discussion and Analysis of Financial Condition and Results…, page 66

12. We note the new subheading "Strategy," which was included in response to comment 29 in our letter dated December 31, 2012. While this section provides useful information as to the historical functioning of the Company, much of it is duplicative with the disclosure contained elsewhere in this prospectus. In addition, only the second and final paragraphs under this subheading address prospective developments and strategies. Please revise.

13. Please refer to comment 37 in our letter dated December 31, 2012. Please describe the communities that you have left and are entering as part of repositioning your land portfolio, and explain the manner in which the new communities are more desirable. To the extent possible, please quantify the portion of your inventory that is and will be affected by repositioning.

Cash and Cash Equivalents, page 100

14. We note your response to comment 38 in our letter dated December 31, 2012. Your disclosures on page 100 indicate that while you generally have used foreign cash in your Canadian business, you may repatriate such funds to the U.S. in the future.   This policy infers that you may not have a plan to permanently reinvest earnings generated by your foreign subsidiaries. Please tell us how your policy as described on page 100 complies with ASC 740-30-25-17. As a related matter, please revise your financial statement footnote disclosure on page F-30 to disclose the amount of foreign earnings generated as of December 31, 2011 for which you have not provided for deferred taxes.

Operating Cash Flow Activities, page 103

15. We note your response to comment 42 in our letter dated December 31, 2012. In your discussions of operating cash flows for all periods presented, please expand this disclosure to provide a more robust explanation for the underlying reasons for changes in your working capital components such as inventory and land deposits, receivables, prepaid expenses, other assets, customer deposits and accounts payable and accrued expenses. Your current disclosure does not clearly explain the reasons for the changes and there is minimal discussion of the underlying reasons for changes in other working capital components. Please revise your disclosure accordingly.

Critical Accounting Policies, page 108

Real Estate Inventory, page 109

16. On pages 109 and 110, you disclose that for assets that are currently mothballed, assumptions are based on current development plans and current price, pace and house costs of similar communities. Please disclose what you mean by the term "mothballed" as it relates to your real estate inventory.

Quantitative and Qualitative Disclosures about Market Risk, page 113

17. Please refer to comment 47 in our letter dated December 31, 2012. Please note that Item 305(a) of Regulation S-K requires that you state whether your market sensitive instruments were entered into for trading purposes. In addition, Item 305(b) calls for a discussion of how relevant risks are managed. In a similar vein, we note that you do not have a discussion of foreign currency risk as it relates it your Canadian operations.

18. Please elaborate as to the "limited circumstances" under which you may have an obligation to prepay your fixed rate debt, referred to in the first paragraph under this heading.

19. We note the chart at the bottom of page 113. If this chart is being provided to comply with Item 305(a)(1)(i)(A), please note that Item 305(a)(1)(i)(A)(2) calls for the presentation of data covering the next five years.

20. Please advise as to why the table at the bottom of 113 does not indicate any variable interest rate debt under the year 2012, when footnote 2 to that table indicates $50 million of borrowings at a variable interested rate of 3.46% on that date.

Business, page 119

21. Please refer to comment 48 in our letter dated December 31, 2012. The revised disclosure on pages 119 to 125 does not appear to address any weaknesses of the Company. Please refer to Item 101(c)(x) of Regulation S-K, and include a discussion of your competitive weaknesses. Similarly, please advise as to how the statements you have included regarding housing downturns reflects on your competitive disadvantages. Even though you indicate in your letter of correspondence that you have provided responsive disclosure in the "Risk Factors" section, please note that the disclosure required by Item 101(c)(x) and Item 503(c) of Regulation S-K are not transposable.

Compensation Discussion and Analysis, page 151

22. Please explain why the Principal Equityholders approved a compensation structure suitable for a privately-owned company, as stated on page 152, while in anticipation of taking the Company public.

23. Please reconcile the statement on page 155 that "specific individual performance goals are not systematically established or measured" with the statement on page 158, relating to the "Business Unit Multiplier," that specific criteria and corresponding goals are set for each officer.

24. Please define the term "North American Scorecard" as used on page 158.

25. Please advise as to when the information needed to fill the Actual Attainment column of the table on page 159 of this amendment will be available.

26. Please describe the rationale of the Compensation Committee that led to the June 29, 2012 issuance of one-time special equity-based grants of Class M units to each of your named executive officers.

Director Compensation, page 177

27. Please note that Item 402(k)(3) of Regulation S-K calls for, among other things, a description of standard compensation arrangements for directors, and whether any director has a different compensation arrangement. Please indicate if the compensation

provide for Mr. Lane is representative of what "non-employee" directors who are not Chairman will be provided. In addition, please clarify what the term "non-employee" means, as other than Ms. Palmer, none of the directors are employed by TMHC or its subsidiaries.

Taylor Morrison Home Corporation Audited Financial Statements

TMM Holdings Limited Partnership Audited Consolidated and Combined Financial Statements

15. Operating and Reporting Segments, page F-44

28. We note your response to comment 58 in our letter dated December 31, 2012. So that we may better understand your aggregation of your ten homebuilding operating divisions into three reportable segments, please address the following:

   - It appears that the financial information included in the analysis you provided as Annex B to your response letter was not prepared on a consistent GAAP basis. There are indications that certain historical periods were prepared using IFRS while other periods were prepared using U.S. GAAP or a combination of the two. Please provide us with an analysis that is prepared on a consistent U.S. GAAP basis and ensure that the totals presented in the analysis are consistent with those presented in your financial statements. For example, we note that total consolidated gross margin and net income for all historical annual periods presented did not agree with the amounts presented in your financial statements.

   - Please provide us with copies of the packages provided to your CDM in connection with any operating and budgeting review meetings held for the annual period ended December 31, 2011 and interim period ended September 30, 2012. These reports should reflect actual results and be at the lowest level of detail provided to the CDM.

   - Please provide us with a more robust analysis of how each the divisions (operating segments) within your three reportable segments share similar economic characteristics. Please address any apparent differences in economic characteristics and trends amongst each division being aggregated. For example, please address the differences in economics trends such as gross margins between your West Florida and North Florida regions and the other regions in your East reportable segment. We also note that for nearly all divisions for all periods presented in your analysis, return on assets for divisions within each reportable segment vary by five percentage points or more. Based upon the metrics provided, it is unclear how each of your divisions have economically similar return on assets such that they should be aggregated into only three reportable segments. Please explain why each of these differences would not be considered an indication of dissimilarities in the long term economic characteristics of the divisions, your basis for concluding that each difference is temporary and therefore that it was appropriate to aggregate the divisions into three reportable segments. Refer to ASC 280-10-50-11 through 12.

19. Capital Structure, page F-48

29. We note your response to comment 64 in our letter dated December 31, 2012. Please provide additional analysis supporting your view that the aggregate return and IRR thresholds that would trigger payouts of the Class J Units are not material.

Financial Statements – September 30, 2012

General

30. Please address the above comments in your interim financial statements as well, as applicable.

You may contact Ernest Greene at (202)551-3733 or Lisa Etheredge at (202)551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief